UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-18672

CUSIP Number: 98976E301

(Check One):     [  ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K     [ X ] Form 10-Q   [  ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________________________________________

PART I
REGISTRANT INFORMATION
Zoom Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

c/o Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas
Address of Principal Executive Office (Street and Number)

New York, NY 10105
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Zoom Technologies, Inc. (the "Company") is unable to file its Quarterly Report (the "Quarterly Report") on Form 10-Q for the period ended June 30, 2014 (the "Reporting Period") within the prescribed time period because of the ongoing nature of an internal review of the classification of certain transactions that transpired during the Reporting Period and prior periods. Management is also reviewing these matters to determine if it needs to make any changes to its internal control over financial reporting or disclosure controls and procedures. As a result of the ongoing nature of this review and its potential impact on the Company's results for the Reporting Period, the Company was unable to complete the Quarterly Report by the prescribed August 14, 2014 due date without undue effort and expense. The Company currently expects to file its Quarterly Report no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25 of the Securities Exchange Act of 1934, however there can be no assurance that the Company will meet that deadline.

PART IV
OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Patrick Wong (Chief Financial Officer)	(212)	370-1300
(Name)	(Area Code)	(Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [   ] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has disposed of its operating subsidiaries. In the second quarter of 2013, the Company reported revenues and related costs; in the second quarter of 2014, the Company will not be reporting any revenues or related costs. The Company thus anticipates that the results of operations for the quarterly period ended June 30, 2014 will differ from the corresponding period for the last fiscal year.

           Zoom Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2014	By	/s/ Patrick Wong
			Name:	Patrick Wong
			Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).